jesse.kanach@shearman.com (202) 508-8026	July 15, 2011

Edward P. Bartz
Law Clerk
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Miller/Howard High Dividend Fund (formerly known as Miller/Howard Fund) (the “Fund”)
File Nos. 333-173849 and 811-22553

Dear Mr. Bartz,

Thank you for your comment letter dated May 31, 2011 regarding the registration statement on Form N-2 of the Fund filed with the Securities and Exchange Commission (“SEC”) on May 2, 2011.  Below, we describe the changes the Fund has made to the registration statement in response to the staff’s comments and provide the information you requested.

For your convenience, your comments are numbered and presented in italicized text below and each comment is followed by the Fund’s response.  To the extent that a comment affected similar disclosure elsewhere in the registration statement, the Fund has revised the other disclosure accordingly.  The section references that we refer to in the Fund’s responses are to the blacklined version of Amendment No. 1 to the registration statement filed with the SEC on the date hereof (“Pre-Effective Amendment No. 1”), which we are providing to you in hard copy.  The Fund is filing Pre-Effective Amendment No. 1 in order to incorporate its responses to your comments, as discussed in this letter.  Pre-Effective Amendment No. 1 also contains certain information that was missing from the original filing and reflects certain other changes.

Unless otherwise defined in this letter, capitalized terms have the meanings given in Pre-Effective Amendment No. 1.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Edward P. Bartz	July 15, 2011

Please note also that Parts A and B of the registration statement are no longer combined in the Prospectus; certain information contemplated by Form N-2 to appear in Part B now appears in the separate Statement of Additional Information (“SAI”).

Pre-Effective Amendment No. 1 also reflects comments received from underwriters that the Fund expects to engage in connection with the initial public offering of its shares.

I.           Prospectus – Cover Page

1.	COMMENT: The third paragraph of this page states that the Fund may invest in “other securities” in its discretion. Please describe these “other securities.”

RESPONSE: The Fund has clarified this disclosure.  Please see Cover Page to Prospectus.  The text in question now says:

The Fund will generally seek to invest in the securities of issuers that the Investment Advisor considers to be financially strong with reliable earnings, high yields and rising dividend growth, but may invest in securities having other attributes in its discretion.

II.           Prospectus – Inside Cover Page

2.
COMMENT:  The paragraph preceding the offering table states that, if the Fund’s shares are purchased in the initial public offering and sold on the New York Stock Exchange, the potential risk of loss is theoretically unlimited, but that such a loss “is not a likely occurrence given the Fund’s principal investment strategy.”  Please remove the assurance that a loss of this type is unlikely.  Alternatively, please explain to us why the Fund’s principal investment strategy makes a loss of this type an unlikely occurrence.  See Instruction to Item 1(i) of Form N-2.

RESPONSE:  The Fund has made the requested change by deleting the assurance that an unlimited loss of investment is unlikely given the Fund’s principal investment strategy.

III.         Prospectus – Summary of Terms – Investment Strategy

Edward P. Bartz	July 15, 2011

3.
COMMENT:  Disclosure in the “Summary of Risk Factors and Special Considerations” section lists several risks that do not correspond to an investment type disclosed in the summary of the “Investment Strategy” section.  Please disclose in the summary of the “Investment Strategy” section the specific security types (e.g., small capitalization securities, below investment grade securities, emerging markets securities) that corresponded to the risk factors cited.  Also, please provide the market capitalization and maturity range policies for the equity and fixed income securities of the Fund.

RESPONSE:  The Fund has changed the disclosure in Pre-Effective Amendment No. 1 to add reference to security types in the summary of the Prospectus (please see “Summary of Terms – Investment Policies”) and to the body of the Prospectus (please see “Portfolio Composition”).

IV.         Prospectus – Summary of Terms – Use of Proceeds

4.
COMMENT:  This section states that investment of proceeds is expected to be substantially completed within three months, but that “changes in market conditions” could result in the Fund’s anticipated investment period extending to as long as six months.  Please describe the specific changes in market conditions that may result in a delay of this type.  See Guide 1 to Form N-2.

RESPONSE: In response to this comment the Fund has deleted the reference to six months as the Fund expects to invest proceeds within three months.

V.           Prospectus – Summary of Risk Factors and Special Considerations – Concentration Risk

5.
COMMENT:  Concentration Risk.  This section states that, during any period of time in which issuers that produce a high level of income are concentrated within a particular industry or industries, the Fund may concentrate its investments in such industry or industries.  Freedom of action to concentrate pursuant to management’s investment discretion, without shareholder approval, has been considered by the staff of the Commission to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act of 1940, unless the statement of investment policy clearly indicates when and under what specific conditions any changes between concentration and non-concentration would be made.  Accordingly, please describe with specificity when and under what conditions any changes between concentration and non-concentration would be made.  Additionally, please specify the industry or group of industries in which the fund

Edward P. Bartz	July 15, 2011

will concentrate. Finally, please make appropriate changes to the Fund’s fundamental concentration policy on page 43 of the prospectus. We may have additional comments based on your response.

RESPONSE:  In response to your comment and its intended practice, the Fund has revised its concentration policy.  See the beginning of the SAI.  The concentration policy now reads as follows:

(6)  The Fund may not concentrate its investments in any industry, with the exception of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities.  Notwithstanding the foregoing, if a large percentage (namely, at least 25%) of Highest Dividend Decile Issuers are in one industry at the beginning of a given quarter, a large portion of the Fund’s assets could be concentrated in that industry during such quarter and the next following year.

For purposes of the Fund’s concentration policy, “Highest Dividend Decile Issuers” means issuers in deciles 9-10, with decile 1 having the lowest dividend yielding companies and decile 10 having the highest dividend yielding companies, among dividend paying issuers within the Russell 1000 Index with index constituents equally weighted, on an annualized basis as of the beginning of each quarter as reasonably determined by the Investment Advisor based on publicly available information through the previous quarter.

The Fund has revised certain of its other concentration-related disclosure, consistent with the above.

In preparing its policy, the Fund has considered objective criteria with limited discretion as described in SEC staff guidance, including Investment Company Act Release No. 13436 (August 12, 1983) and The First Australia Fund, Inc. (pub. avail. July 29, 1999) (noting “Section 8(b)(1) [of the Investment Company Act of 1940] permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement.”).

The Fund believes that investor expectations will be consistent with the Fund’s potential periodic concentration in one or more industries, in selecting to fulfill its investment policies of investing in dividend producing equity securities.  We note that the phraseology of the policy is now similar to policies of other registered investment companies to the registration statements of which the SEC has granted effectiveness.  See, e.g., The Arbitrage Funds, File Nos. 811-09815 and 333-30470, Rule 497 Definitive Prospectus filed with the SEC on October 15, 2010.  The Fund has added a more objective standard and a period of time in which to reduce any concentration.

Please see “Risk Factors and Special Considerations – Concentration Risk” in Pre-Effective Amendment No. 1.

Edward P. Bartz	July 15, 2011

VI.         Prospectus – Summary of Fund Expenses

6.
COMMENT:  Below the heading “Annual Fund Expenses” is a caption for “Administration Fee.”  Please delete this caption and include the amount of this fee in “Management Fee,” or move this to a subcaption of “Other Expenses.”  See Instruction 7(a) to Item 3 of Form N-2.

RESPONSE: The Fund has made the requested change by deleting the caption for “Administration Fee” and will include the amount of this under “Other Expenses.”

7.	COMMENT: Below the caption “Total Annual Expenses” is an additional caption for “Total Net Annual Expenses.” Please delete this latter caption, as it is neither required nor permitted by Form N-2.

RESPONSE: The Fund has made the requested change.

8.
COMMENT:  The footnote to the Annual Fund Expenses table states that “Other Expenses have been estimated based on amounts for the current fiscal year.”  Please change the language of the footnote to state that “Other Expenses” are based on estimated amounts for the current fiscal year.  See Instruction 7 to Item 3 of Form N-2.

RESPONSE:  The Fund has made the requested change.

VII.        Prospectus – Investment Approach

9.
COMMENT: Disclosure in the first paragraph states that the Fund may participate in certain derivative transactions.  Please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, and make appropriate revisions.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

RESPONSE: In response to this comment, the discussion of the Fund’s expected derivative transactions has been supplemented in “Investment Approach,” the new “Portfolio Composition” section and under “Risk Factors and Special Considerations.”

VIII.      Prospectus – Risk Factors and Special Considerations

10.	COMMENT: Counterparty Risk. Disclosure provides that the Fund will be subject to credit risk with regard to the counterparties to the derivative contracts

Edward P. Bartz	July 15, 2011

purchased by the Fund.  Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty.  We may have additional comments after reviewing your response.

RESPONSE: In response to this comment, disclosure has been added in Pre-Effective Amendment No. 1.  The Fund will enter into derivative transactions (if any) with a variety of parties.  Please see “Risk Factors and Special Considerations – Special Risks of Derivative Transactions – Counterparty Risk.”

11.
COMMENT:  Leverage Risk (Page 41).  Disclosure provides that, although the Fund currently does not intend to use significant amounts of leverage, it reserves the right to do so.  Please include on the cover page of the prospectus a cross-reference to the discussion of leverage risks.  See Guide 6 to Form N-2 and Item 1.j. of Form N-2.

RESPONSE: We have made the requested change.

IX.         Prospectus – Non-Fundamental Investment Policies and Restrictions

12.
COMMENT: This section provides disclosure regarding the Fund’s non-fundamental investment policies, which may be changed without shareholder approval.  Please disclose the advance notice to be provided to shareholders regarding the changes to non-fundamental investment policies.

RESPONSE: We have added disclosure to Pre-Effective Amendment No. 1. Please see “Investment Policies and Restrictions – Non-Fundamental Investment Policies and Restrictions.”  Shareholders will receive 60 days written notice in advance of any change of the Fund’s non-fundamental investment policies.

X.           Prospectus – Trustees and Officers

13.
COMMENT:  Disclosure in the table provides the principal occupation(s) of the Fund’s directors during the past five years, as well as other directorships/trusteeships held by the Fund’s directors.  Please modify the table or otherwise disclose any directorships held during the past five years by each director.  See Item 17.6 (b) of Form N-2.

Edward P. Bartz	July 15, 2011

RESPONSE: We have modified the disclosure in Pre-Effective Amendment No. 1 pursuant to this comment to make clear that five years of directorships/trusteeships will be included in the table.  Please see “Management of the Fund – Trustees and Officers.”

14.
COMMENT:  We note that most of the information regarding the Fund’s directors has not been provided.  Please ensure that disclosure provided in the pre-effective amendment satisfies the requirements of Item 18 of Form N-2.

RESPONSE: Disclosure concerning the Fund’s trustees is not included in this Pre-Effective Amendment No. 1.  The Fund anticipates that such information will be included in Pre-Effective Amendment No. 2.  The Fund will take care to include the information required by Item 18 of Form N-2.

XI.         Prospectus – Tax Aspects – U.S. Shareholders

15.
COMMENT:  This paragraph describes the tax consequences to shareholders associated with a return of capital.  Please add disclosure in this section that distributions in excess of the fund’s current and accumulated earnings and profits represent a return to shareholders of the money they originally invested in the Fund.

RESPONSE: The Fund has made the requested change.

XII.        General Comments

16.
COMMENT:  Please advise us whether or not the Fund is seeking FINRA approval.  Please also advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

RESPONSE: A no-objections letter will be sought from FINRA before acceleration of the effectiveness of the Fund’s registration statement is requested.  The Fund does not currently anticipate submitting any no-action requests or exemptive applications in connection with the registration statement.

Very truly yours,

/s/ Jesse P. Kanach

Jesse P. Kanach